     As filed with the Securities and Exchange Commission on December 22, 1999

                              Registration No. 0-25963

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                      U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                               ----------------------


                                AMENDMENT NO. 3 TO
                                     FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF SECURITIES

                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)

                       OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------------

                                  AGROCAN CORPORATION

                   (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

               DELAWARE

     (State or Other Jurisdiction of                   (I.R.S. Employer
     Incorporation or Organization)                    Identification Number)


          1709 HARBOUR CENTRE
           25 HARBOUR ROAD
          WANCHAI, HONG KONG
     (Address of Principal Executive Offices)               (Zip Code)

                                 011-852-2519-3933
                            (Issuer's Telephone Number)

                                  ----------------

         SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  NONE

            SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                           Common Stock, Par Value $.0001

                                  (Title of Class)

      DOCUMENTS INCORPORATED BY REFERENCE: Form 10-QSB/A for the Quarterly Period ended June 30, 1999, filed on October 22, 1999

                                      BUSINESS

GENERAL

          AgroCan Corporation (the "Company") (HEREINAFTER, REFERENCE TO THE "COMPANY" SHALL INCLUDE ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES) is a Delaware corporation which owns all of the capital stock of AgroCan (China) Inc., a British Virgin Islands corporation ("AgroCan China"). In turn, AgroCan China owns three subsidiary companies ("Subsidiaries") one of which is a Sino-Foreign Joint Venture ("Joint Venture") in the People's Republic of China ("China" or the "PRC").

          AgroCan China was established in 1996 to take advantage of the growing demand for fertilizers and other products and technologies that enhance the agricultural output of China. As of February 1, 1999, AgroCan has established an annual production capacity of 125,000 Metric Tons ("MT") for compound fertilizers in two of the largest agricultural provinces of China, Guangxi and Jiangxi, and plans to enter markets in other provinces. AgroCan is expanding its distribution channels, product lines and services in order to provide comprehensive solutions to niche markets of the agricultural sectors of China.

          The following is the organization chart of the Company and a summary description of the Subsidiaries and Joint Venture:


                                ----------------------

                                AGROCAN CORPORATION
                                     (Delaware)

                               ----------------------

                               ----------------------
                                AGROCAN (CHINA) INC.
                                       (BVI)

                                ---------------------

---------------------          -------------------             -----------------
  JIANGXI JIALI                  JIANGXI FENGLIN                GUANGXI LINMAO
CHEMICAL INDUSTRY               CHEMICAL INDUSTRY               FERTILIZER LTD.
     CO. LTD.                       CO. LTD.
---------------------          -------------------             -----------------

------------------------------------------------------------------------------------------------------------------------------------
                                      YEAR OF          OWNERSHIP                     CAPACITY
     NAME OF SUBSIDIARY            ESTABLISHMENT       PERCENTAGE     LOCATION       PER YEAR            PRODUCT
                                                                                       (MT)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     GUANXI LINMAO                      1996               100%       Nanning,       50,000         Compound fertilizers for
     COMPOUND FERTILIZER LTD.                                         Guangxi                       eucalyptus, citrus, fruit trees,
                                                                                                    paddy rice, sugar cane and
                                                                                                    flowers.
------------------------------------------------------------------------------------------------------------------------------------
     JIANGXI FENGLIN CHEMICAL           1996                70%       Nanchang,      25,000         Compound fertilizers
     INDUSTRY CO. LTD.                                                Jiangxi                       for aspen, citrus, fruit trees,
                                                                                                    paddy rice, oil vegetable and
                                                                                                    flowers.
------------------------------------------------------------------------------------------------------------------------------------
     JIANGXI JIALI CHEMICAL             1997               100%       Fuzhou,        50,000         Compound fertilizers
     INDUSTRY CO. LTD.                                                Jiangxi                       for citrus, fruit trees, paddy
                                                                                                    rice, tobacco and flowers.
------------------------------------------------------------------------------------------------------------------------------------

PRODUCTS

          Through the Subsidiaries, the Company produces various compound fertilizers. Compound fertilizers are the end product made from the combination of the three primary nutrients; nitrogen (N), phosphate (P) and potassium (K) together with other elements, such as iron, zinc, copper and manganese. These elements are blended in different proportions and are made into pellets and packed into bags of 50 kg each. Compound fertilizers are also commonly called NPK fertilizers. The Company's compound fertilizers are designed and formulated for the specific climate, soil and crop requirements of each individual market of the Subsidiaries.

          According to irrigated area consumption of fertilizer figures compiled by the State Statistical Bureau, People's Republic of China and published in the China Statistical Yearbook (1998) (the "1998 China Stats Yearbook") compound fertilizers are becoming increasingly popular in China over the last 20 years. The company believes this trend is because compound fertilizers can provide crops and plants with balanced nutrients and maintain the Ph values of the soil. The following is a list of the main compound fertilizers developed by the Company:

     ----------------------------------------------
           N-P-K RATIO        APPLICATIONS
     ----------------------------------------------
            15-6-9            PADDY RICE
     ----------------------------------------------
            8-18-10           WHEAT
     ----------------------------------------------
            14-6-10           COTTON
     ----------------------------------------------
            12-9-9            CORN
     ----------------------------------------------
            5-10-10           TOBACCO
     ----------------------------------------------
            12-8-10           SUGAR CANE
     ----------------------------------------------
           16-16-16           GENERAL APPLICATION
     ----------------------------------------------
            12-10-8           EUCALYPTUS PLANTATION
     ----------------------------------------------
            12-12-8           ASPEN PLANTATION
     ----------------------------------------------
            10-7-8            FRUIT TREE
     ----------------------------------------------

          The Company's compound fertilizers are sold under the brand name "AgroCan Three Leaves." See "Marketing and Distribution."

PRODUCTION

          In order to maintain the consistency of quality and corporate image, the fertilizer plants are designed and built with standard production facilities. Management and employees in the Subsidiaries are trained to operate the plants in the same manner. Standard operation procedures have been devised. These procedures are based on the requirement of ISO 9000 standards. The ISO 9000 standards were developed by the International Organization for Standardization, a non-governmental organization with membership from 120 countries. The ISO is not part of the United Nations Organization although it has strong links with nearly all bodies and specialized agencies of the UN family. The ISO 9000 standards represent an international consensus on good management practice. These standards give organizations guidelines on what constitutes an effective quality management system, which in turn can serve as a framework for continuous improvement. The standard procedures include:

-    raw material storage practices;
-    material feeding steps and speed of the production line;
-    fertilizer blending control;
-    production capability analysis (Cpk);
-    packing and weighting of finished products; and
-    storage and procurement.

All of the Company's products are made from urea, phosphate, potash and other non-hazardous chemicals. The production process does not cause any chemical reaction. The Company does not incur any additional costs for compliance with environmental laws in China.


QUALITY CONTROL

          The quality and level of nutrient output can be obtained by blending different proportions of NPK input. Water and other necessary ingredients have a significant impact on output cost and quality. All plants operated by the Subsidiaries are equipped with computer systems to assist in cost and quality control. Quality assurance (QA) and quality control (QC) are priorities for the Company. Continuous improvement in product quality is vital to enhancing competitiveness. The Company plans to establish and implement a comprehensive quality-upgrading program that will lead to ISO 9000 certification. Training of quality and quality control personnel is emphasized.


          The laboratories of each plant are continually conducting research for better formulae to meet plant/crop requirements and at the same time to optimize material combination. The laboratories are also responsible for testing output to ensure the appropriate level of quantity and quality.

SEASONS AND INVENTORY CONTROL

          There are two planting seasons (spring and fall) in China. Prices of fertilizers fluctuate between the two planting seasons. The prices of fertilizer increase during planting seasons and decrease during other periods. Companies generally obtain raw materials by signing purchase contracts at the end of the off seasons when prices generally drop to the lowest level.


          The Company's product mix allows sales of compound fertilizers with crop rotations in different months. However the Company's sales revenues are lower in the off season as a result of decreased sales volume and lower prices.

PRODUCT DEVELOPMENT

          The Company places considerable emphasis on the research and development of new products and technology. The Company benefits from its relationships with major national and local agricultural and soil research institutes in China, as well as the Ministry of Agriculture, State Petroleum and Chemical Bureau, and State Forestry Bureau. The Company regularly engages the various institutes to conduct discreet research projects and testings on its behalf. The Company pays a retainer of approximately $120 per month to each institute and an additional payment of up to $200 as and when specific research or testing is required. The Company's management regularly meets with the government ministry and bureaus to obtain information on national policies and statistics with regards to the fertilizer and agricultural industries and advises these governmental agencies of industry developments. The Company retains a group of leading engineers and scientists as consultants to support the research teams at each subsidiary. The Company has not applied for and believes that patent protection is not available to protect the formulations of the Company's products since the ratios and proportion of the different materials change in accordance with soil, plant, season and weather conditions.

MARKETING AND DISTRIBUTION

          The State Internal Trade Bureau of the PRC maintains distribution systems and channels from provincial to local levels. The Company's main customers are the farming supplies bureaus and cooperatives under the State Internal Trade Bureau. These entities act as wholesalers to individual farmers. State-owned farms and plantations are also major accounts of the Company, and are serviced by sales representatives of each Subsidiary. There direct sales units of the Company are responsible for maintaining good working relationships with the customers and in some instances having them as joint-venture partners. The Company has also established its own provincial distribution channels in the target market. As of July, the Company established a total of 199 retail points of sales in Guangxi and Jiangxi provinces.

          The Company conducts soil and vegetation surveys on a regular basis and provides technical support to customers. Prior to the launching of any new compound fertilizers, testing fields are established and data is collected for further studies. The tests are conducted in collaboration with customers and the test results are certified by customers. Management believes that such close collaboration with customers enhance customers' satisfaction as well as promote the loyalty of customers.

PRICING

          Market prices of fertilizers and constituent ingredients generally follow a seasonal fluctuation worldwide as well as in China. The Company has adopted a purchasing policy to order raw materials during the low price seasons so that product cost can be minimized. The Company has recently started to source raw material like urea from the producers directly. Previously, the Company purchased all of its raw material through intermediaries. This approach is expected to reduce the Company's reliance on intermediates and thus reduce raw material cost. The Company purchases its raw materials from over thirty different suppliers. The Company has two suppliers which provide more than 10% of the Company's raw materials: Hainan Fudoo Chemical Co. Ltd. and Chungqing Jiangjan Chemical Fertilizer General Factory. However, the Company believes that it is not reliant on any single supplier for its raw material supply.

          Selling prices of the Company's fertilizers are basically in line with the market prices in the respective markets where the Subsidiaries' plants are located. However, the Company is generally able to charge a slight premium (2 to 4%) over its competitors because of the stability and high quality of its products. The Joint Venture Agreement for Jiangxi Fenlin Chemical Industry
Co. Ltd. provides that the product price shall be calculated, in general, as the cost of raw materials plus 12% gross profit. However, as the controlling party to the Joint Venture, the Company has the right to increase or decrease prices without the approval of any governmental unit or other party.

THE MARKET

          According to the population and its composition statistics published in the 1998 China Stats Yearbook, in 1997, 70% of the population (about 866 million people) of China live in rural areas. The per capita irrigated land of China is 0.04 hectare, which is only approximately 50% of that of the United States. Total arable land area was reduced between 1961 and 1978 when China initiated the open-door economic policy. Arable area has been further reduced since 1978. However, during this period, grain output has increased two to three folds. The output per hectare also increased in a similar way. The following comparative table shows the trend:

------------------------------------------------------------------------------------------------------
             ARABLE LAND           -/+       GRAIN OUTPUT        -/+       OUTPUT PER          -/+
          (MILLION HECTARES)             (MILLION METRIC TONS)         HECTARE (METRIC TONS)
------------------------------------------------------------------------------------------------------
1961           103.4                              109.6                         1.06
------------------------------------------------------------------------------------------------------
1978            97.3               - 5.9%         272.9          +167%          2.74           +158%
------------------------------------------------------------------------------------------------------
1997            94.9               - 2.4%         443.5          + 62%          4.67           + 71%
------------------------------------------------------------------------------------------------------
                                                               Source: FAO & China Statistics Yearbook 1998

          With the reduction of usable land, there is a significant need to increase the output of crops per hectare for China. China imports over 25% of its fertilizers requirements and is the world's largest importer of fertilizers. In 1997 total NPKs imported was 2,592,214 metric tons ("MT"), up 21.8% from previous year's 2,128,280 metric tons. The Chinese government imposes an import quota system to control the import of fertilizers of all kinds.

THE WORLDWIDE MARKET

          Average annual worldwide consumption of fertilizers was about 130 million MT between 1991 and 1997. In that period, developing countries, in the aggregate consumed annually an average of 59 million MT, accounting for

45.7% of the total consumption. China was the most significant fertilizer user in the world and consumed an average of 30 million MT between 1991 and 1997, accounting for 23.5% of worldwide consumption total. During 1997 China's consumption increased to a record high of 36.5 million MT, representing 27% of total worldwide consumption in that year. India's fertilizer consumption ranked second, with annual consumption of 14.3 million MT in 1997, accounting for 10.1% of the world total. The statistics were obtained from two Worldwide organizations: Food and Agriculture Organisation
(FAO) and Fertilizer Advisory, Development and Information Network for Asia and the Pacific (FADINAP), under a UN Commission.

MARKET TREND OF CHINA

          China is the world's largest producer of fertilizer with total output in 1997 of 27.6 million MT, which accounted for 18.6% of world production. Despite being the world's largest fertilizer producing country, China still had a shortage of 8.9 million MT of fertilizer; 24% of the country's requirement. China, therefore, has to rely on imports of the same amount to make up the shortage.

          Between 1980 and 1997, total consumption of fertilizer in China increased from 16.7 to 35.9 million MT, representing an average of 6.7% per annum. The annual average growth for NPK compound fertilizers was 14.5%, 13.4%, 11.7%, 9.5% and 8.6% from 1993 to 1997 respectively. The Company believes that demand for fertilizers in the next decade will continue to grow at the same pace as the last decade.


          In order to improve efficient utilization of fertilizers, the PRC Ministry of Agriculture opted for using more NPK compound fertilizers instead of single nutrients, such as urea. It is expected that demand for NPK compound fertilizers will gradually increase over the years. This demand can be satisfied either by increasing imports or local production. In 1996, in order to capitalize on the market growth in NPK compound fertilizers, the Company established its first NPK compound fertilizer production plant in Guangxi and further expanded into Jiangxi in 1997. As of February 1, 1999, the Company's total annual production capacity is approximately 125,000 MT.

THE COMPANY'S MARKETS

In 1997, the usage of fertilizer in selected provinces and cities was as follows:

     -----------------------------------------------------------------------------------------------
                            ARABLE LAND      FERTILIZERS CONSUMED       FERTILIZERS         NPK
          PROVINCE       (MILLION HECTARE)        (1,000 MT)              CONSUMED        CONSUMED
                                                                      (KG PER HECTARE)    (1,000 MT)
     -----------------------------------------------------------------------------------------------
     Guangxi                  2.6                      1,461               562                 338
     -----------------------------------------------------------------------------------------------
     Jiangxi                  2.3                      1,204               523                 186
     -----------------------------------------------------------------------------------------------
     Hebei & Tianjin          6.9                      2,768               401                 591
     -----------------------------------------------------------------------------------------------
     Henan                    6.8                      3,553               523                 583
     -----------------------------------------------------------------------------------------------
     Hubei                    3.4                      2,622               781                 394
     -----------------------------------------------------------------------------------------------
     Hunan                    3.2                      1,754               540                 254
     -----------------------------------------------------------------------------------------------
     Guangdong                2.3                      1,947               847                 392
     -----------------------------------------------------------------------------------------------
     Shandong                 6.7                      3,867               577               1,103
     -----------------------------------------------------------------------------------------------
     Jiangsu                  4.4                      3,227               733                 703
     -----------------------------------------------------------------------------------------------
     Anhui                    4.3                      2,406               560                 555
     -----------------------------------------------------------------------------------------------
     Sichuan                  6.2                      2,709               437                 378
     -----------------------------------------------------------------------------------------------
     Beijing                  0.4                       197                493                  58
     -----------------------------------------------------------------------------------------------
     Shanghai                 0.3                       131                437                  19
     -----------------------------------------------------------------------------------------------
          -                    -                         -                  -
     -----------------------------------------------------------------------------------------------
      SUB-TOTAL               49.8                    27,846               559*              5,554
     -----------------------------------------------------------------------------------------------
     NATIONAL TOTAL           94.9                    39,807               419*              7,981
     -----------------------------------------------------------------------------------------------
                                                       * Fertilizer consumed divided by Arable Land
                                   Source: China Statistics Yearbook 1998

          For China's 9th Five-Year Plan (1996-2001), these provinces and cities were allocated more resources for development of the agricultural sectors by the Central Government. The Company has established one plant in Guangxi and two plants in Jiangxi. The Company plans to establish at least one plant in each of the above listed provinces and cities ("Target Markets"). The Target Markets are prime agricultural developing provinces in China. Total cultivated land of these provinces constitutes 38.3% of the PRC total and their fertilizer consumptions exceed 55.6% of the national total. Fertilizer consumption per hectare in these provinces is above the Chinese national average.


          Fertilizer applications in these provinces and cities are mainly paddy rice, wheat, corn, sugar cane, tobacco, cotton, vegetables, tree plantation and fruit trees.

COMPETITION

LOCAL SUPPLIERS

          There are many small fertilizer producers in China, each with annual output of less than 10,000 MT that supply low quality fertilizers and compound fertilizers. Because of their small size, these producers are generally less cost effective, have low quality control and minimal product development capabilities. Generally, the single or dual chemical nutrients supplied by these producers are less effective at boosting the growth of plants as compared to the Company's tailor-made compound fertilizers.

INTERNATIONAL SUPPLIERS

          The second group of competitors of the Company is international producers and the traders who import fertilizers into China such as Agrium Inc., Cargill Group, Norsk Hydro Group, Kemira Agro Group, BASF Group, Marubeni Corporation, Mitsubishi Corporation, Canpotex Ltd. and Sinochem Group (China National Chemicals Import & Export Corp.). The products that are imported and traded range from single chemical elements like urea, phosphate and potash to standard NPK compound fertilizers. The NPK ratios of imported products are in the range of 15-15-15. Qualities of imported products are generally higher and more stable than existing local made fertilizers. Due to import duties, import license fees, and shipping and transportation expenses, imported fertilizers are normally priced 10 - 25% higher than local products. The total quantities imported are also limited by the import quota system imposed by the Chinese government.

          There are presently a small number of joint venture fertilizer plants China. Most of these plants are Sino-Foreign joint venture companies between Chinese owned enterprises and foreign companies. They mainly produce basic fertilizer ingredients such as urea. These fertilizer producers do not constitute direct competition for the Company because their plants are isolated and are unable to supply to the whole country as China's infrastructure is still under development. Moreover, these plants do not maintain their own laboratories to develop new formulations and therefore do not have the capability to manufacture tailor-made compound fertilizers that suit individual markets. These joint venture fertilizer plants can provide a stable supply of raw materials to the Company's plants in different provinces.

COMPETITIVE EDGES

          The Company specializes in producing compound fertilizers, which are tailor-made to suit local conditions, such as plant, soil and climate. There are no more than two competitors in the Company's selected markets capable of producing custom fertilizer. The Company believes that it has the following competitive advantages:

- the Subsidiaries are located within a 200 km radius of its market resulting in savings in transportation costs, responsive customer services and market intelligence;
- emphasis on quality - its compound fertilizer is unmatched as compared to locally supplied compound fertilizer;
-    wide variety of products for different needs by the local farmers;
-    proactive product and market development; and
- being local - breaking the import quota system, combining local and foreign expertise, working closely with local farming supplies bureaus and cooperatives.

EXPANSION PLANS

          The Company's strategy in establishing operations in China is to first seek out operating production facilities suitable for the Company's product lines. Once a potential site is targeted, the Company will endeavor to implement a consistent strategy. Typically, the strategy is to form a joint venture with a local partner and provide initial capital. On-site management, financial, accounting and sales personnel are also provided and management personnel of the Company are expected to actively participate in the management and operations of the joint venture. Facilities are updated as needed. The Company then will provide technology to the joint venture with the goal of developing fertilizers suitable for the local market. Management has determined that the capital outlay for this type of operation is lower than starting a green field operation.

          The Company's short-term objective is to build annual production capacities of up to 200,000 MT in selected provinces other than Guangxi and Jiangxi. Thus, standardized compound fertilizers plants will be set up in these growing markets. At the same time, quality control programs for ISO 9000 certification will be implemented in the Subsidiaries. Advertising and marketing programs will be launched to enhance the "AgroCan Three Leaves" brand locally and nationally.

          In the long term, the Company's objective is to become an influential party in the modernization of the agricultural industry of China. The Company believes that China's agricultural industry requires high quality fertilizers, pesticides, seedlings and other necessary inputs for the next century. In order to raise the total land productivity with limited arable land, China must apply modern technology to the agricultural industry. The Company is looking into opportunities to bring biotech and genetic technologies, which are already available and used in developed countries, to China.


JOINT VENTURE

          The Company presently owns a 70% interest in the Joint Venture pursuant to a Joint Venture Contract dated October 18, 1996 (the "JV Contract"). The validity, interpretation, execution and settlement of disputes is to be governed under PRC law and disputes are to be submitted for arbitration to the Foreign Economic and Trade Arbitration Commission of China Council for the Promotion of International Trade. Despite some progress in developing a legal system, China does not have a comprehensive system of laws. The interpretation of Chinese laws may be subject to policy changes reflecting domestic political factors. Enforcement of existing laws, including laws pertaining to PRC joint ventures, may be uncertain and sporadic, and implementation may be inconsistent.


EMPLOYEES

          As of March 31, 1999, the Company had approximately 46 full-time employees. There are 4 employees based in the Company's corporate office in Hong Kong and 42 based in China. Of the 42 employees based in China, 18 are dedicated to sales related activities and 24 employees are technical personnel in the agricultural field.

                                     PROPERTIES

          HONG KONG. The Company occupies office space in Wanchai, Hong Kong consisting of 810 square feet. The lease expires November 14, 1999.

          NANNING, GUANGXI. The Company's subsidiary, Guangxi Linmao Compound Fertilizer Ltd., owns a fertilizer manufacturing plant in Nanning, Guangxi, consisting of 25,500 square feet. The plant was newly constructed in 1997 and is in good condition. The land lease expires January 28, 2017.


          NANCHANG, JIANGXI. The Company's joint venture, Jiangxi Fenglin Chemical Industry Co. Ltd. leases a fertilizer manufacturing plant in Nanchang, Jiangxi, consisting of 21,800 square feet. The lease expires October 17, 2001.

          FUZHOU, JIANGXI. The Company's subsidiary, Jiangxi Jiali Chemical Industry Co. Ltd. owns a fertilizer manufacturing plant in Fuzhou, Jiangxi, consisting of 28,010 square feet. The plant was newly constructed in the fourth quarter of 1997 and completed in the first quarter of 1998. The plant is in good condition. The land lease expires June 30, 2057.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

          This Registration Statement on Form 10-SB contains "forward-looking statements" within the meaning of the Federal securities laws. These forward-looking statements include, among others, statements concerning the Company's expectations regarding sales trends, gross and net operating margin trends, political and economic matters, the availability of equity capital to fund the Company's capital requirements, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. Although the Company believes that the assumptions on which forward-looking statements are based are reasonable, and the forward-looking statements are within the definition of the Private Securities Litigation Reform Act of 1995, the forward-looking statements in this Registration Statement on Form 10-SB are subject to risks and uncertainties that could cause actual results to differ materially from those results expressed in or implied by the statements contained herein.


OVERVIEW:

          AgroCan Corporation (the "Company") was incorporated on December 8, 1997 in the State of Delaware. Effective December 31, 1997, the Company issued 1,598,646 shares of common stock, which represented all of the capital stock outstanding at the completion of this transaction, to the shareholders of AgroCan (China) Inc., a corporation incorporated in the British Virgin Islands, in exchange for all of the capital stock of AgroCan (China) Inc. As of December 31, 1997, AgroCan (China) Inc. owned interests in three subsidiaries or joint ventures as follows: Jiangxi Jiali Chemical Industry Company Limited (100%), Jiangxi Fenglin Chemical Industry Company Limited (70%), and Guangxi Linmao Fertilizer Company Limited (100%), all of which were located in the People's Republic of China ("China" or the "PRC"). Prior to this transaction, the Company had no significant operations. This transaction was accounted for as a recapitalization of AgroCan (China) Inc., as the shareholders of AgroCan (China) Inc. acquired all of the capital stock of the Company in a reverse acquisition. Accordingly, the assets and liabilities of AgroCan (China) Inc. have been recorded at historical cost, and the shares of common stock issued by the Company have been reflected in the consolidated financial statements giving retroactive effect as if the Company had been the parent company from inception. The historical consolidated financial statements consist of the combined financial statements of AgroCan (China) Inc. and its subsidiaries from the dates of their respective formation or acquisition for all periods presented. All share and per share amounts presented herein have been adjusted to reflect the two for one stock split effective February 6, 1998.

          AgroCan (China) Inc. was established in 1996 to develop, produce and sell fertilizers and other products and technologies to enhance the agricultural output of China. The Company produces various compound fertilizers, which are the end product made from the combination of three primary nutrients, nitrogen, phosphate and potassium, mixed together with other elements such as iron, zinc, copper and manganese. These ingredients are blended in different proportions and packed into 50 kilogram bags. The Company designs its compound fertilizers for the specific climate, soil and crop requirements of each individual geographic market. As of February 1, 1999, the Company had established an annual production capacity of 125,000 metric tons for compound fertilizers in Guangxi and Jiangxi, two of the largest agricultural provinces in China, and the Company intends to enter markets in other provinces in China.

          Effective September 19, 1996, Guangxi Linmao Compound Fertilizer Company Limited became a wholly-owned subsidiary of AgroCan (China) Inc, and changed its name to Guangxi Linmao Fertilizer Company Limited ("Guangxi Linmao") on December 25, 1997. Guangxi Linmao commenced operations on September 19, 1996, and became fully operational during the fiscal year ended September 30, 1997.



          Effective October 8, 1996, AgroCan (China) Inc. entered into a joint venture agreement with Nanchang Organic Fertilizer Factory, a state-owned enterprise in the PRC, for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Fenglin Chemical Industry Company Limited ("Jiangxi Fenglin"). In exchange for capital contributions to Jiangxi Fenglin aggregating RMB 2,090,642 through September 30, 1998, AgroCan (China) Inc. received a 70% equity interest in the joint venture. Jiangxi Fenglin commenced operations on November 28, 1996, and became fully operational during the fiscal year ended September 30, 1998. The Company accounts for its interest in the joint venture similar to a majority owned subsidiary because of its 70% interest, its appointment of four out of six directors to the Board of Directors, the highest authority for the joint venture and the Company's right to appoint the Chairman of the Board. The Company recognizes that joint venture interests in the PRC are generally not consolidated in the financial statements of U.S. reporting issuers due to rights asserted by the PRC partner under customary joint venture agreements. However, in view of the above factors unique to the Company, management deems it appropriate to consolidate the joint venture operations.

          Effective November 3, 1996, AgroCan (China) Inc. entered into a joint venture agreement with Fuzhou Grain and Oil Industry Corp., a state-owned enterprise in the PRC, for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Jiali Compound Fertilizer Company Limited. The Company's had a 55% equity interest in the joint venture as of September 30, 1997. Effective April 5, 1998, the Company acquired the remaining 45% interest in the joint venture for RMB 724,873 and changed its name to Jiangxi Jiali Chemical Industry Company Limited ("Jiangxi Jiali"). Jiangxi Jiali commenced operations on May 1, 1998, and became fully operational during the fiscal year ended September 30, 1998.

          The Company's customers are all located in the PRC, and sales to such customers are generally on an open account basis. Approximately 76% of the Company's sales were generated from one customer, Jiayao Forestry Development Ltd., during the fiscal year ended September 30, 1998. As of September 30, 1998, approximately 98% of accounts receivable were generated by trade transactions with five customers, Chunsun United Development General Co. Ltd., Zhongmin Forestry Plantation Development Ltd., Guijia Forestry Development Ltd, Nanning Rural Forestry Bureau and Zhanjiang Economic & Trade Holding Co. Ltd., of which one customer accounted for approximately 87% of the accounts receivable balance. The Company has obtained agreed upon schedules of payments from two of the Company's largest customers, which in total represent approximately 89% of the accounts receivable balance at September 30, 1998. The payment schedules stipulate that the customers will settle their balances in full within four to six months subsequent to September 30, 1998. To date, all customers have settled their balances in full within the scheduled period.



          The financial statements have been prepared in Chinese Renminbi, with a convenience conversion into United States dollars at a rate of US $1.00 equals RMB8.28. Foreign currency transactions are translated into Chinese Renminbi at the exchange rate at the transaction dates. Monetary assets and liabilities in foreign currencies are translated into Chinese Renminbi at the rate of exchange at the balance sheet date. Exchange gains or losses on foreign currency transactions are included in the consolidated statements of income. The financial statements of the subsidiaries are translated into Chinese Renminbi at the rate of exchange at the balance sheet date. Currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in shareholders' equity.

Consolidated Results of Operations:

Three Months Ended December 31, 1998 and 1997:

          Revenues. Revenues for the three months ended December 31, 1998 were RMB 20,163,522, as compared to revenues of RMB 15,217,754 for the three months ended December 31, 1997, an increase of RMB 4,945,768 or 32.5%. The increase in revenues in 1998 as compared to 1997 was a result of all three subsidiaries being fully operational during 1998, as compared to only one subsidiary being fully operational during 1997.

          Gross Profit. Gross profit for the three months ended December 31, 1998 increased by RMB 624,750 or 38.8%, to RMB 2,233,016 or 11.1% of
revenues, as compared to gross profit of RMB 1,608,266 or 10.6% of revenues for the three months ended December 31, 1997. Gross profit increased in 1998 as compared to 1997 primarily as a result of an increase in revenues.

          Administrative and General expenses. Administrative and general expenses for the three months ended December 31, 1998 increased by RMB 139,840 or 36.9%, to RMB 519,139 or 2.6% of revenues, as compared to administrative and general expenses of RMB 379,299 or 2.5% of revenues for the three months ended December 31, 1997. Administrative and general expenses increased in 1998 as compared to 1997 primarily as a result of additional costs incurred to support increased revenues.

          Selling Expenses. Selling expenses for the three months ended December 31, 1998 increased by RMB 61,263 or 25.6%, to RMB 300,721 or 1.5% of revenues, as compared to selling expenses of RMB 239,458 or 1.6% of revenues for the three months ended December 31, 1997. Selling expenses increased in 1998 as compared to 1997 primarily as a result of increased revenues.

          Other Income (Expense). The Company recorded amortization of loan fees of RMB 153,711 for the three months ended December 31, 1998.

          Income Taxes. The Company did not recognize any income taxes for the three months ended December 31, 1998 and 1997. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiary is not liable for income taxes. The Company's PRC subsidiaries are subject to income taxes at an effective rate of 33%. Pursuant to the approval of the relevant PRC tax authorities, the joint venture is fully exempted from PRC income taxes for two years starting from the date profits are first recognized, followed by a 50% exemption for the next three years.

          Minority Interest. For the three months ended December 31, 1998 and 1997, the Company recorded a minority interest of RMB 49,456 and RMB 21,304 respectively, to reflect the interest of the Company's 30% joint venture partner in Jiangxi Fenglin.

          Net Income. Net income was RMB 1,209,989 for the three months ended December 31, 1998, as compared to net income of RMB 968,205 for the three months ended December 31, 1997.

          Fiscal Year Ended September 30, 1998 and the Period from September 19, 1996 to September 30, 1997:

          Revenues. Revenues for the fiscal year ended September 30, 1998 were RMB 64,869,229, as compared to revenues of RMB 20,636,393 for the period from September 19, 1996 to September 30, 1997, an increase of RMB 44,232,836 or 214.3%. The increase in revenues in 1998 as compared to 1997 was a result of all three subsidiaries becoming fully operational during 1998, as compared to only one subsidiary being fully operational during 1997.

          Gross Profit. Gross profit for the fiscal year ended September 30, 1998 increased by RMB 4,232,512 or 159.7%, to RMB 6,882,766 or 10.6% of
revenues, as compared to gross profit of RMB 2,650,254 or 12.8% of revenues for the period from September 19, 1996 to September 30, 1997. Gross profit increased in 1998 as compared to 1997 as a result of an increase in revenues, although the gross profit margin declined by 17.2%, primarily as a result of increases in the cost of raw materials for which the Company was unable to increase its selling prices to compensate in the short-term. The Company considers a gross profit margin ranging from 10% to 14% to be in the normal operating range.

          Administrative and General expenses. Administrative and general expenses for the fiscal year ended September 30, 1998 increased by RMB 2,551,035 or 591.6%, to RMB 2,982,257 or 4.6% of revenues, as compared to administrative and general expenses of RMB 431,222 or 2.1% of revenues for the period from September 19, 1996 to September 30, 1997. Administrative and general expenses increased in 1998 as compared to 1997 as a result of additional costs, primarily personnel related, incurred to support increased revenues, and start-up costs incurred during 1998 related to the two manufacturing plants that commenced operations during 1998.

          Selling Expenses. Selling expenses for the fiscal year ended September 30, 1998 increased by RMB 67,340 or 472.0%., to RMB 81,607 or .1% of revenues, as compared to selling expenses of RMB 14,267 or .1% of revenues for the period from September 19, 1996 to September 30, 1997. Selling expenses increased in 1998 as compared to 1997 primarily as a result of increased revenues.

          Other Income (Expense). The Company recorded amortization of loan fees of RMB 409,868 for the fiscal year ended September 30, 1998. On February 6, 1998, certain shareholders loaned the Company RMB 2,484,000. The loan is repayable at the earlier of two years from May 1, 1998 or sixty days after demand by all and/or individual shareholders. In consideration for the loan, the Company granted to these shareholders stock options to purchase 754,117 shares of common stock of the Company at an exercise price of $1.50 (RMB 12.42) per share, exercisable during a two year period beginning February 6, 1998. The stock options were determined to have a fair value of RMB 1,998,105, which was recorded as an addition to deferred costs, and which is being charged to operations during the period from February 1998 through April 2001.

          The Company recorded subcontracting income of RMB 751,410 for the fiscal year ended September 30, 1998, relating to fertilizer processing services that the Company provided to a customer. The Company did not record any subcontracting income for the period from September 19, 1996 to September 30, 1997.

          Income Taxes.   The Company did not recognize any income taxes for the
fiscal year ended September 30, 1997 or the period from September 19, 1996 to September 30, 1997. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiary is not liable for income taxes. The Company's PRC subsidiaries are subject to income taxes at an effective rate of 33%. Pursuant to the approval of the relevant PRC tax authorities, the joint venture is fully exempted from PRC income taxes for two years starting from the date profits are first recognized, followed by a 50% exemption for the next three years.

          Minority Interest. For the fiscal year ended September 30, 1998 and the period from September 19, 1996 to September 30, 1997, the Company recorded a minority interest of RMB 185,547 and RMB 26,264, respectively, to reflect the interest of the Company's 30% joint venture partner in Jiangxi Fenglin.

          Net Income. Net income was RMB 4,006,551 for the fiscal year ended September 30, 1998, as compared to net income of RMB 2,182,765 for the period from September 19, 1996 to September 30, 1997.

Consolidated Financial Condition:

Liquidity and Capital Resources:

          Operating. For the fiscal year ended September 30, 1998, the Company's operations utilized cash resources of RMB 563,106, as compared to generating cash resources of RMB 1,451,111 for the period from September 19, 1996 to September 30, 1997. The Company had net working capital of RMB 8,715,644 at September 30, 1998, as compared to net working capital of RMB 3,338,563 at September 30, 1997, reflecting a current ratio of 1.17:1 at September 30, 1998, as compared to 1.43:1 at September 30, 1997. The
Company's operations used cash resources in 1998 as compared to providing cash resources in 1997 primarily to support substantially increased revenues, which caused a commensurate increase in accounts receivable, but which was only partially offset by an increase in accounts payable.

          For the three months ended December 31, 1998, the Company's operations generated cash resources of RMB 1,519,057, as compared to utilizing cash resources of RMB 1,043,429 for the three months ended December 31, 1997. The Company had net working capital of RMB 8,310,379 at December 31, 1998, as compared to net working capital of RMB 8,715,645 at September 30, 1998, reflecting a current ratio of 1.18:1 at December 31, 1998, as compared to 1.17:1 at September 30, 1998. The Company's operations provided cash resources in 1998 as compared to using cash resources in 1997 primarily as a result of improved accounts receivable collections.

          Accounts receivable decreased by RMB 17,019,482 to RMB 37,973,488 at December 31, 1998, from RMB 54,992,970 at September 30, 1998, and increased by RMB 49,793,535 to RMB 54,992,970 at September 30, 1998, from RMB 5,199,435 at September 30, 1997. Accounts receivable increased in 1998 as a result of increased sales, and decreased during the three months ended December 31, 1998 as the rate of sales growth decreased and collections improved. The Company recorded a provision for doubtful accounts of RMB 1,159,200 for the fiscal year ended September 30, 1998.

          Inventories increased by RMB 10,007,531, from RMB 1,111,681 at September 30, 1998 to RMB 11,119,212 at December 31, 1998, to support increased revenues.

          Investing. During the fiscal year ended September 30, 1998, additions to property, plant and equipment aggregated RMB 1,139,220 and additions to construction in progress aggregated RMB 2,124,491. During the fiscal year ended September 30, 1997, additions to property, plant and equipment aggregated RMB 2,329,818 and additions to construction in progress aggregated RMB 939,465. The Company also acquired the remaining 45% interest in Jiangxi Jiali during 1998 for RMB 724,873.

          During the three months ended December 31, 1998, additions to property, plant and equipment aggregated RMB 1,476,829 and additions to construction in progress aggregated RMB 487,460. During the three months ended December 31, 1997, additions to property, plant and equipment aggregated RMB 442,359 and additions to construction in progress aggregated RMB 306,203.

          As of December 31, 1998, the Company's had budgeted capital expenditures of approximately RMB 828,000 through September 30, 1999.

          Financing. During August, 1998, the Company completed a private placement consisting of 250,000 units at $2.00 per unit, with each unit consisting of one share of common stock and one-tenth of a two-year warrant to purchase shares of common stock at $.10 per share. This offering generated net proceeds of RMB 3,731,928. During March 1998, the Company issued 47,914 shares of common stock for RMB 256,680.

          The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that its projected cash flows from operations, combined with cash that the Company expects to generate from the sale of its securities during the fiscal year ending September 30, 1999, will be sufficient to support its planned operations for 12 months. Depending upon the rate of growth, the Company may seek additional capital in the future to support expansion of operations and acquisitions.

Inflation and Currency Matters:

          In recent years, the Chinese economy has experienced periods of rapid growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation. Since 1993, the Chinese government has implemented an economic program designed to control inflation, which has resulted in the tightening of working capital available to Chinese business enterprises. The recent Asian financial crisis has resulted in a general reduction in domestic production and sales, and a general tightening of credit, throughout China. The success of the Company depends in substantial part on the continued growth and development of the Chinese economy. In the last two fiscal years inflation and changing prices have had minor impact on the Company's financial position because the actual inflation in the agricultural sector has been relatively flat and the price level of fertilizer has been stable.

          Foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, and fluctuations in the relative value of currencies. Changes in the relative value of currencies occur periodically and may, in certain instances, materially affect the Company's results of operations. In addition, the Renminbi is not freely convertible into foreign currencies, and the ability to convert the Renminbi is subject to the availability of foreign currencies. As a result of the Asian financial crisis, China recently tightened foreign exchange controls. Effective December 1, 1998, all foreign exchange transactions involving the Renminbi must take place through authorized banks in China at the prevailing exchange rates quoted by the People's Bank of China. The Company expects that a portion its revenues will need to be converted into other currencies to meet foreign exchange currency obligations, including the payment of any dividends declared.

          The continuing Asian financial crisis has had a negative impact on the Company's operations by reducing the Chinese economy's growth and general level of activity. Although the central government of China has recently indicated that it does not intend to devalue its currency in the near future, devaluation still remains a possibility. Should the central government of China decide to devalue the Renminbi, the Company does not believe that such an action would have a detrimental effect on the Company's operations, since the Company conducts virtually all of its business in China, and the sale of its products is settled in Renminbi. However, devaluation of the Renminbi against the United States dollar would adversely effect the Company's financial performance when measured in United States dollars.

Recent Accounting Pronouncements:

          In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustment. The Company adopted SFAS No. 130 for its fiscal year beginning October 1, 1998. Adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures.

          In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company operates in only one segment, fertilizer manufacturing. The Company adopted SFAS No. 131 for its fiscal year beginning October, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's financial statement presentation and disclosures.

          In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company does not have any pension or other post retirement benefit plans. The Company adopted SFAS No. 132 for its fiscal year beginning October 1, 1998. Adoption of SFAS No. 132 did not have a material effect on the Company's financial statement presentation and disclosures.

          In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. The Company will adopt SFAS No. 133 for its fiscal year beginning October 1, 1999. The Company currently does not have any derivative instruments nor is it engaged in hedging activities, thus the Company does not believe implementation of SFAS No. 133 will have a material impact on its financial statement presentation and disclosures.

          In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES (SOP 98-5). SOP 98-5 requires that costs of start-up activities, including organization costs, must be expensed as incurred. This accounting treatment is required for fiscal years beginning after December 15, 1998. On October 1, 1999, the Company will have approximately RMB 149,040 of unamortized costs covered by SOP 98-5 which will be charged to income at that date.

Year 2000 Issue:

          The Year 2000 Issue results from the fact that certain computer programs have been written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

          Based on a recent internal assessment, the Company has determined that its software programs are already Year 2000 compliant, or that the cost of any needed modifications will not have a material effect on the Company's consolidated financial position, results of operations or cash flows. The Company updated and upgraded its operating systems, accounting and other software in the second quarter of 1999. All such system and software updates and upgrades were from major manufacturers and are Year 2000 compliant.

                           SECURITY OWNERSHIP OF CERTAIN
                          BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information as of August 31, 1999 with respect to (i) the beneficial ownership of the Common Stock of the Company by each beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company, each director, each executive officer and all executive officers and directors of the Company as a group, (ii) the number of shares of Common Stock owned by each such person and group and (iii) the percent of the Company's Common Stock so owned.

          As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated.


                                                                        PERCENTAGE OF
                                        NUMBER OF SHARES OF           OUTSTANDING COMMON
          NAME AND ADDRESS OF              COMMON STOCK               STOCK BENEFICIALLY
            BENEFICIAL OWNER            BENEFICIALLY OWNED                  OWNED

     Lawrence Hon(1)                         705,002                       32.48%

     David Cheung(1)                         705,002                       32.48%

     Danny Wu(1)                             705,002                       32.48%

     Yuanhong Chen                              --                           --

     Haibo Li                                   --                           --

     Changfa Li                                 --                           --

     Chunbao Chen                               --                           --

     Donald Lau(2)                           420,444                       19.37%

     Ngai Poon(3)                            473,200                       21.80%

     All Directors and Executive             1,598646                      73.65%
     Officers as a group (9 persons)


     Texon Investments Holding Ltd.(1)       705,002                       32.48%
     c/o AgroCan Corporation
     25 Harbour Road
     Wanchai, Hong Kong

                                                                        PERCENTAGE OF
                                        NUMBER OF SHARES OF           OUTSTANDING COMMON
          NAME AND ADDRESS OF              COMMON STOCK               STOCK BENEFICIALLY
            BENEFICIAL OWNER            BENEFICIALLY OWNED                  OWNED

     Intermax Ltd.(3)                        473,200                       21.80%
     811, Wing Shan Tower,
     73 Des Voeux Road Central,
     Hong Kong


     Masterpiece Development Ltd.(2)         420,444                       19.37%
     c/o T. C. Lau & Co
     501, China Insurance Group Bldg,
     141, Des Voeux Rd.
     Central, Hong Kong


     Shenton Development                     150,000                        6.91%
     Suite A-3
     13/F, Block A
     Elizabeth House
     250 Gloucester Road
     Causeway Bay, Hong Kong


     (1) Messrs. Hon, Wu and Cheung own all the outstanding shares of Texon Investments Holdings Ltd.
     (2)  Mr. Lau owns a majority interest in Masterpiece Development Ltd.
     (3)  Ms. Poon owns all the outstanding shares of Intermax Ltd.


CHANGES IN CONTROL

          The Company is unaware of any contract or other arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

                                     MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          The following table and text sets forth the names and ages of all directors and executive officers of the Company and the key management personnel as of August 31, 1999. The Board of Directors of the Company is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of stockholders. Also provided is a brief description of the business experience of each director and executive officer and the key management personnel during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

          NAME                          AGE                                POSITION
          ----                          ---                                --------
     Lawrence Hon                       50                       Chairman of the Board, President and
                                                                 Chief Executive Officer
     David Cheung                       44                       Chief Financial Officer
     Danny Wu                           38                       Secretary and Director
     Yuanhong Chen                      36                       Vice President, Marketing and Sales
     Haibo Li                           47                       Vice President, Operations
     Changfa Li                         50                       Vice President, Business Development
     Chunbao Chen                       59                       Chief Engineer
     Donald Lau                         50                       Director
     Ngai Poon                          29                       Director

          LAWRENCE HON. Mr. Hon has been Chairman of the Board, President and Chief Executive Officer of the Company since December 1997. Mr. Hon has over twenty years of senior managerial experience, in trading and manufacturing environment, covering different functions. He started his career as a professional accountant. He served as accounting manager, company secretary and financial controller in the early stage of his career. Throughout his career, Mr. Hon has worked mainly for multinational companies. In 1984, Mr. Hon joined Modern Printing Equipment Ltd. as the Financial Director. Modern Printing was a subsidiary of KNP BT, a Dutch based multinational group. KNP BT is the World's eighth largest forestry group specializing in paper, packaging and printing business. He was promoted to KNP BT's Regional Financial Director in 1986 and Deputy Managing Director of Asian Operations in 1990, responsible for Hong Kong, China, Taiwan and Korea. In 1994 Mr. Hon, together with other entrepreneurs, formed a forestry company, Sino-Forest Corporation. Sino-Forest's main business is supplying wood fiber in the form of wood chips to the pulp and paper industry in Japan, China and other Asian countries. Sino-Forest was first listed in the OTC in Canada in 1994. Today, Sino-Forest is listed on the Toronto Stock Exchange with a market capitalization of US$150 million. Mr. Hon is a professional accountant with fellowship in the respective accountants' associations in Hong Kong and U.K. He also holds a MBA degree and a professional qualification in Information Technology.

          DANNY WU. Mr. Wu has been Secretary and a director of the Company since December 1997. Mr. Wu has over ten years of experience in international trade, manufacturing management and direct investment in China. He started as a loan officer in the Hang Lung Bank, Hong Kong. He joined the Hong Kong Trade Development Council (HKTDC) in 1985 and was in charge of promoting HKTDC's services to the local business community. Subsequently, he was assigned to promote Hong Kong's export trade and investments and assisted a number of foreign companies to invest in Hong Kong and China during that period. Mr. Wu was then promoted to project manager, responsible for organizing and the overall management of a number of international conventions and exhibitions. He joined Quanta Industries Inc., a Taiwanese conglomerate, in 1989 as the general manager of Quanta's Hong Kong office overseeing trading, direct investment activities and setting up joint venture enterprises in China. The joint ventures were in catering, cable
manufacturing and metal processing.   He was also involved in the general and
financial management of these ventures. Mr. Wu was a founding member of Sino-Forest Corporation, a listed Canadian company, with investments in forestry in China. He was responsible for market development of wood chips and procurement in China and Asia. He is a graduate of University of Hong
Kong with a degree in management studies and economics.

          DONALD LAU. Mr. Lau has been a director of the Company since December 1997. Mr. Lau started his career in New York. He joined Bank of America in 1974 and specialized in commercial lending for the agricultural and forest products industries. He covered Colorado, Oregon, Utah, and Washington. In 1978, he was promoted to vice president and was in charge of correspondent bank lending in Asia. Based in Hong Kong, he covered the business of Japan, Taiwan, Philippines, Malaysia, Thailand, Singapore and Indonesia. He joined Sinomay Company, Inc., New York, in 1982. He was involved in the building of the first modern bromine extraction plant in China and a number of technology transfer projects. He also developed the export business of logs from Oregon and Washington to China. In 1986, he joined Sinomart International Inc., New York. Sinomart is an investment company owned by the Guangdong Provincial government of China. He established a number of joint venture projects in the U.S. and China. Mr. Lau joined Wonton Food Inc. of New York in 1988 and expanded Wonton's sales and distribution network. Wonton is the world's largest fortune cookies manufacturer. He is presently the vice president of Wonton. Mr. Lau received his science degree and MBA degree from Columbia University, New York, in 1971 and 1974 respectively.

          NGAI POON. Miss Poon has been a director of the Company since December 1997. Miss Poon joined Dupont Inc.'s New York office in 1991 as a management accountant. In 1996, she moved to Hong Kong and joined Sino Forest Corporation as an investment analyst. She was responsible for financial modeling, due diligence and reviewing investment proposals. During her service with Sino-Forest, she traveled extensively in China. Miss Poon is a graduate of Columbia University, New York, majoring in accounting.

MANAGEMENT

          DAVID CHEUNG. Mr. Cheung has been Chief Financial Officer of the Company since December 1997. Mr. Cheung has over ten years of experience in corporate finance covering both commercial and investment banking with emphasis on merger and acquisitions, treasury and financial control. He has worked for several major international financial institutions such as the Citibank in the US, Hong Kong and Canada. He has an MBA in Finance from the University of California, Berkeley, and also is a US Certified Public Accountant.

          YUANHONG CHEN. Mr. Chen has been Vice President, Marketing and Sales, of the Company since December 1997. Born in Guangxi, Mr. Chen has over fifteen years experience in marketing and distribution of commodities and general goods in Southern and Central China. Prior to joining the Company, he was the general manager of Guangxi Jinhong Trading Co. Ltd. He is a graduate of Nanning University in Guangxi. He oversees the marketing and sales operations of the Company.

          HAIBO LI. Mr. Li has been Vice President, Operations, of the Company since December 1997. Mr. Li started as a technician in the Fuzhou Chemical Factory in the 1970's. He was assigned to the Forestry Bureau of Fuzhou, Jiangxi, in 1982. In 1990, he returned to Fuzhou Chemical Factory and was promoted to factory manager. He joined the Company in 1996 and was involved in establishing the two Jvs in Jiangxi. Mr. Li is responsible for the operations and control of the Company's plants. Mr. Li is a graduate of Nanchang Technical College.

          CHANGFA LI. Mr. Li has been Vice President, Business Development, of the Company since December 1997. Mr. Changfa Li has been a manager of the Company since its inception. He has more than twenty years experience in management within the chemical industry. He has been involved in the establishment of four medium and large scaled chemical fiber companies. Since the early 1980s, he has served as factory manager of Shengma Group, a listed company in China, manufacturing director of Shenzhen Shunchang Company, and President of Zhongshan Kesheng Chemical Limited. In 1994, he was appointed as researcher for the Economic Adjustment Department of the China National Textile Council. He is now Vice President, Business Development of the Company and is responsible for formulating strategies and development planning. He received his chemical engineering degree from Wuhan University and a law degree from Henan Law School in 1986.

          CHUNBAO CHEN. Mr. Chen has been Chief Engineer of the Company since December 1997. Mr. Chen is a qualified chemical engineer with over 30 years in the fertilizer and chemical industries. He started as a chemical analyst in Jiangxi Gandong Chemical Factory where he was responsible for quality control and product development. During that period, he developed a number of new products. He received numerous provincial awards for his outstanding achievements. He was promoted to senior engineer in the 1980's and factory manager in 1992. He joined the Company in 1997 and is responsible for overall technical aspects and R & D of the Company. Mr. Chen is a graduate of Fuzhou University with a major in chemistry.

                               EXECUTIVE COMPENSATION

          The following table sets forth the compensation paid during fiscal years ended September 30, 1997 and 1998 to the Company's Chief Executive Officer. No officer of the Company received annual compensation in excess of $100,000 per annum.

                             SUMMARY COMPENSATION TABLE

               Name and
          Principal Position                      Year      Salary
          ------------------                      ----      ------
          Lawrence Hon, President and CEO         1997        nil
          Lawrence Hon, President and CEO         1998        nil

COMPENSATION AGREEMENTS

          There are currently no long-term employment or consulting agreements between the Company and the executive officers or directors of the Company.

BOARD OF DIRECTORS

          During the year ended September 30, 1998, 2 meetings of the Board of Directors were held; certain corporate actions were also conducted by unanimous written consent of the Board of Directors. Directors receive no compensation for serving on the Board of Directors, but are reimbursed for any out-of-pocket expenses incurred in attending board meetings. The Board of Directors has established an audit committee which consists of Lawrence Hon and Ngai Poon.

STOCK OPTION PLAN

          The Company adopted the 1998 Stock Option Plan in order to compensate, motivate and retain key employees, directors and consultants of the Company. During the year ended September 30, 1998, no stock options were granted pursuant to the 1998 Stock Option Plan.

                                CERTAIN TRANSACTIONS

TRANSACTIONS WITH RELATED PARTIES


          During 1997, the Company paid various expenses totaling RMB 1,164,772 on behalf of affiliated companies. The advances were reduced to RMB 740,679 at December 31, 1998. The advances are non-interest bearing and payable on demand.

          During 1997, the PRC shareholder of Jiangxi Fenglin made advances of RMB 140,801 to the joint venture company for the purchase of raw materials. The advances are non-interest bearing, payable on demand and amounted to RMB 30,826 at September 30, 1998 (1997: RMB 140,801).

          The Company paid factory and production facilities rental of RMB 105,197 during 1998 (1997: RMB 90,111) to the PRC shareholder of Jiangxi Fenglin.

TRANSACTIONS WITH A DIRECTOR

          Lawrence Hon, a director, has paid various expenses on behalf of AgroCan (China) Inc., a subsidiary of the Company. The amount due to the director is non-interest bearing, repayable on demand and amounted to RMB 88,439 at September 30, 1998 (1997: RMB 100,205).

TRANSACTIONS WITH SHAREHOLDERS

          On February 6, 1998, Texan Investment Holding Ltd, Intermax Ltd and Masterpiece Development Ltd., principal shareholders of the Company, made a loan of RMB 2,484,000 to the Company. The loan is repayable at the earlier of three years from May 1, 1998 or sixty days after demand by all and/or individual shareholders. In consideration for the loan, the Company granted to these shareholders options to purchase 754,117 shares of common stock of the Company at an exercise price of $1.50 (RMB 12.42) per share exercisable during a two-year period beginning February 6, 1998. The options have been valued at RMB 1,998,105 based upon the fair value of the common stock underlying the options. Of this amount, RMB 409,868 has been recognized as an expense during the year ended September 30, 1998 and RMB 1,588,236 has been deferred. The deferred amount will be charged to expense through April 2001.

                             DESCRIPTION OF SECURITIES

GENERAL

          The Company is authorized by its Certificate of Incorporation to issue an aggregate of 25,000,000 shares of Common Stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share, which preferred stock may be issued with such rights, designations and privileges (including redemption and voting rights) as the Board of Directors may, from time to time, determine.

          The following summary descriptions are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement.

COMMON STOCK

          The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.0001 per share. As of April 19, 1999, 2,170,460 shares of Common Stock were issued and outstanding and held of record by 26 stockholders. Each stockholder is entitled to one vote per share of Common Stock owned by such stockholder on all matters submitted to a vote of the stockholders.

          The Common Stock is not entitled to preemptive rights and is not subject to redemption. Subject to the dividend rights of holders of any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends at such times and in such amounts as the Board of Directors, from time to time, may determine. Subject to the liquidation preference of any then outstanding preferred stock, holders of Common Stock are entitled to receive, on a pro rata basis, all remaining assets of the Company available for distribution to the holders of Common Stock in the event of the liquidation, dissolution or winding up of the Company.

          All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

          The Board of Directors has the authority to cause the Company to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock, par value $.0001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of preferred stock.

                                      PART II

ITEM 1. MARKET PRICE FOR THE COMMON STOCK

          As of April 19, 1999, the number of security holders of record of the Company's Common Stock was 26. As of such date, 2,170,460 shares were outstanding. There is no active public market for the Company's Common Stock. Upon the effective date of this Registration Statement, the Company plans to apply to have its Common Stock traded on the OTC Electronic Bulletin Board.

ITEM 2. LEGAL PROCEEDINGS

          The Company is neither a plaintiff nor a defendant in any pending legal matters.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

          The following is information for all securities that the Company has sold within the past three years without registering the securities under the Securities Act:

          1. On December 31, 1997, the Company issued an aggregate of 1,598,646 shares of Common Stock to the shareholders of AgroCan (China) Inc. in exchange for all of the outstanding capital stock of AgroCan (China) Inc. The shares were issued in a private transaction not involving an offering pursuant to Section 4(2) of the Securities Act. This transaction was characterized as a reincorporation and had no financial impact on the Company.



          2. During March 1998, the Company issued 47,914 shares of Common Stock to Critical Success Ltd., a third party with a pre-existing business relationship with the Company, for consideration of RMB 256,680 in cash. The shares were issued in a private transaction not involving an offering pursuant to Section 4(2) of the Securities Act.




             3. On August 25, 1998, the Company issued an aggregate of 250,000 units, each unit consisting of one share of Common Stock and 1/10th of a warrant to purchase one share of Common Stock at $0.10 per share, to 43 accredited investors for an aggregate cash purchase price of RMB 4,140,000 in cash. Of the 43 investors, 6 investors had a pre-existing personal relationships with the Company's officers and/or directors and 37 investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued in a private placement pursuant to Rule 504 of Regulation D.




          4. On August 25, 1998, the Company issued 20,000 shares of Common Stock and 2-year Warrants to purchase 125,000 shares of Common Stock at $0.10 per share to an accredited unrelated financial consultant for services rendered in connection with the private placement discussed in Transaction 3, above. The securities were issued pursuant to Rule 504 of Regulation D.



          5. On August 25, 1998, the Company issued 2-year Warrants to purchase 150,000 shares of Common Stock at $1.50 per share to an accredited unrelated financial consultant for services rendered in connection with the private placement discussed in Transaction 3, above. The securities were issued pursuant to Rule 506 of Regulation D.


          6. On August 25, 1998, the Company issued 2-year Warrants to purchase 25,000 shares of Common Stock at $0.10 per share to an accredited unrelated financial consultant for services rendered in connection with the private placement discussed in Transaction 3, above. The shares were issued pursuant to Rule 504 of Regulation D.


          7. On August 25, 1998, the Company issued 150,000 shares of Common Stock to an accredited unrelated financial consultant for services rendered in connection with the private placement discussed in Transaction 3, above. The shares were issued pursuant to Rule 506 of Regulation D.


          8. On April 6, 1999, the Company issued 100,000 shares of Common Stock to an accredited unrelated financial consultant for services rendered in connection with the private placement discussed in Transaction 3, above. The shares were issued pursuant to Rule 504 of Regulation D.


          9. From October 1998 to December 1998, warrants issued in the private placement in Transaction 3, above, were exercised for an aggregate of 2,200 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

         10. From January 1999 to February 1999, warrants issued in the private placement in Transaction 3, above, were exercised for an aggregate of 3,700 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Company's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or its stockholders, or that show a reckless disregard for duty to the Company or its stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the available of equitable remedies, such as injunctive relief or rescission.

          The Company has been advised that it is the position of the Commission that insofar as the provision in the Company's Restated Certificate of Incorporation may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

                               AGROCAN CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
                         PERIOD FROM SEPTEMBER 19, 1996
                              TO SEPTEMBER 30, 1997
                                       AND
                           FOR THE THREE MONTHS ENDED
                     DECEMBER 31, 1998 AND 1997 (UNAUDITED)

                        CONSOLIDATED FINANCIAL STATEMENTS

                    FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
            PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997 AND
        FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)



CONTENTS                                                                                                 PAGE

Independent auditors' report                                                                             F-2


Consolidated statements of income                                                                        F-3


Consolidated balance sheets                                                                              F-4


Consolidated statements of shareholders' equity                                                          F-5


Consolidated statements of cash flows                                                                    F-6


Notes to consolidated financial statements                                                               F-7


                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Shareholders of
AGROCAN CORPORATION




         We have audited the consolidated balance sheets of AgroCan Corporation and subsidiaries as of September 30, 1998 and 1997 and the consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the period from September 19, 1996 to September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of AgroCan Corporation and its subsidiaries as of September 30, 1998 and 1997 and the results of their operations and cash flows for the year ended September 30, 1998 and the period from September 19, 1996 to September 30, 1997 in conformity with accounting principles generally accepted in the United States.

HORWATH HONG KONG CPA LIMITED
Certified Public Accountants
Hong Kong

November 9, 1998,  except for Note 12,
         as to which the date is September 15, 1999

-------------------------------------------------------------------------------
                          AGROCAN CORPORATION
-------------------------------------------------------------------------------


                        CONSOLIDATED STATEMENTS OF INCOME
                    FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
             PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997 AND
        FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)



                                                                                          THREE MONTHS ENDED DECEMBER 31
                                                  1998              1997              1998              1998           1997
                                                  ----              ----              ----              ----           ----
                                                   RMB               RMB               US$               RMB            RMB
                                                                                  (Unaudited)       (Unaudited)    (Unaudited)
NET SALES                                   64,869,229           20,636,393         2,435,208        20,163,522     15,217,754
COST OF SALES                               57,986,463           17,986,139         2,165,520        17,930,506     13,609,488
                                            ----------          -----------     -------------        ----------     ----------
GROSS PROFIT                                 6,882,766            2,650,254           269,688         2,233,016      1,608,266
ADMINISTRATIVE AND GENERAL
EXPENSES                                   (2,982,257)             (431,222)          (62,698)         (519,139)      (379,299)
SELLING EXPENSES                              (81,607)              (14,267)          (36,319)         (300,721)      (239,458)
                                         -------------        --------------   --------------        -----------   ------------
INCOME FROM OPERATIONS                       3,818,902            2,204,765           170,671         1,413,156        989,509
OTHER INCOME (EXPENSE)
   Subcontracting income                       751,410                    -                 -                 -              -
   Interest income                              31,654                4,264                 -                 -              -
   Amortization of loan fees                 (409,868)                    -           (18,564)         (153,711)             -
                                          ------------   ------------------     -------------       ----------------------------
INCOME BEFORE MINORITY INTEREST              4,192,098            2,209,029           152,107         1,259,445        989,509
MINORITY INTEREST                             (185,547)             (26,264)           (5,973)          (49,456)       (21,304)
                                         -------------        -------------    --------------      -------------   ------------
NET INCOME                                   4,006,551            2,182,765           146,134         1,209,989        968,205
                                          ============          ===========      ============       ===========      =========
WEIGHTED AVERAGE SHARES OUTSTANDING
         Basic                               1,666,032            1,598,646         2,067,648         2,067,648      1,598,684
         Diluted                             1,771,201            1,598,646         2,391,998         2,391,998      1,598,684
BASIC EARNINGS PER SHARE                          2.40                 1.36              0.07              0.58           0.60
                                       ===============       ==============  ================    ==============   ============
DILUTED EARNINGS PER SHARE                        2.26                 1.36              0.06              0.51           0.60
                                       ===============       ==============  ================    ==============   ============


See notes to consolidated financial statements

-------------------------------------------------------------------------------
                          AGROCAN CORPORATION
-------------------------------------------------------------------------------

                       CONSOLIDATED BALANCE SHEETS


                                                                                                       DECEMBER 31
                                                                    September 30           ----------------------------------
                                                    NOTE        1998           1997        1998           1998           1997
                                                                ----           ----        ----           ----           ----
                                                                 RMB            RMB         US$            RMB            RMB
ASSETS                                                                                   (Unaudited)  (Unaudited)     (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                                   2,193,264      2,381,262     211,335      1,749,854        589,271
   Accounts receivable, less allowance for doubt-
    ful accounts (1998: RMB1,159,200; 1997: $NIL)      4      54,992,970      5,199,435   4,586,170     37,973,488      9,046,092
   Other receivables and prepayments                             521,872        653,963
   Inventories                                                 1,111,681        830,409   1,342,900     11,119,212      3,885,994
   Deposits                                                    1,245,527        832,264     505,712      4,187,295      1,233,165
   Amounts due from related parties                    8         740,679      1,164,772           -              -              -
                                                            ------------    -----------  ----------    -----------  -------------
   TOTAL CURRENT ASSETS                                       60,805,993     11,062,105   6,646,117     55,029,849     14,754,522

PROPERTY, PLANT AND EQUIPMENT - NET                    5       2,961,516      2,178,857     521,032      4,314,145      2,676,046
CONSTRUCTION IN PROGRESS                               6       3,063,956        939,465     428,915      3,551,416      1,245,668
DEFERRED COSTS                                                 1,976,353        299,910     217,729      1,802,796        813,957
                                                            ------------    -----------  ----------    -----------  -------------
   TOTAL ASSETS                                               68,807,818     14,480,337   7,813,793     64,698,206     19,490,193
                                                             ===========     ===========  =========     ==========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                           48,146,816      6,026,125   4,717,587     39,061,621      7,194,385
   Other payables and accruals                                 1,005,631        230,846     570,042      5,053,971      4,549,512
   Deposits received                                             334,024      1,225,565      40,341
   Amounts due to related parties                      8       2,603,878        241,006     314,478      2,603,878              -
                                                            ------------    -----------  ----------    -----------  -------------
   TOTAL CURRENT LIABILITIES                                  52,090,349      7,723,542   5,642,448     46,719,470     11,743,897
MINORITY INTEREST                                                886,697        931,351     113,062        936,153        952,655
SHAREHOLDERS' EQUITY
   Preferred stock, par value US $0.0001 per share,
   Authorized 10,000,000 shares; none issued                           -                        -                -              -
   Common stock, par value US $0.0001 per share,
   authorized 25,000,000 shares; issued and
   outstanding 2,068,760 shares at December 31, 1998;
   2,066,560 shares at September 30, 1998;
   1,598,646 at September 30, 1997 and
   December 31, 1997                                               1,714          1,325         207          1,714          1,325
   Capital in excess of par value                              7,232,133      3,641,354     873,666      7,233,955      3,641,354
   Stock options and warrants                                  2,395,545              -     289,317      2,395,545              -
   Retained earnings
     Unappropriated                                            5,999,381      2,169,045     870,697      7,209,370      3,150,962
     Appropriated                                                189,935         13,720      22,939        189,935
   Cumulative foreign currency translation adjustments            12,064                      1,457         12,064              -
                                                             -----------   ------------   ---------    -----------    -----------
   TOTAL SHAREHOLDERS' EQUITY                                 15,830,772      5,825,444   2,058,283     17,042,583      6,793,641
                                                             -----------   ------------   ---------    -----------    -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 68,807,818     14,480,337   7,813,793     64,698,206     19,490,193
                                                             ===========    ===========   =========    ===========     ==========

    See notes to consolidated financial statements

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------
              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
           PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997
       AND FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 (UNAUDITED)
                      (EXPRESSED IN CHINESE RENMINBI)



                                                                                                        CUMULATIVE
                                                                      STOCK     UNAPPRO-     APPRO-       FOREIGN
                                      COMMON STOCK    CAPITAL IN     OPTIONS    PRIATED     PRIATED      CURRENCY        TOTAL
                                    ----------------   EXCESS OF       AND      RETAINED    RETAINED    TRANSLATION   SHAREHOLDERS'
                                    SHARES    AMOUNT   PAR VALUE     WARRANTS   EARNINGS    EARNINGS    ADJUSTMENTS      EQUITY
                                    -------   ------   ---------     --------  ----------   ---------   -----------   ------------
Balance, September 19, 1996                -       -           -            -           -           -           -              -
Common shares issued
(Note 1(c) and (d))                1,598,646   1,325   3,641,354            -           -           -           -      3,642,679
Net income                                 -       -           -            -   2,182,765           -           -      2,182,765
Staff welfare fund                         -       -           -            -     (13,720)     13,720           -              -
                                   ---------   -----   ---------    ---------   ---------     -------    --------    -----------
Balance, September 30, 1997        1,598,646   1,325   3,641,354            -   2,169,045      13,720           -      5,825,444
Common shares issued (net
 of offering costs)                  467,914     389   3,590,779            -           -           -           -      3,591,168
Stock options and warrants                                          2,395,545           -                              2,395,545
Net income                                 -       -           -            -   4,006,551           -           -      4,006,551
Cumulative foreign currency
 translation adjustments                   -       -           -            -           -           -      12,064         12,064
Staff welfare fund                         -       -           -            -    (176,215)    176,215           -              -
                                   ---------   -----   ---------    ---------   ---------     -------    --------    -----------
Balance, September 30, 1998        2,066,560   1,714   7,232,133    2,395,545   5,999,381     189,935      12,064     15,830,772
Common shares issued                   2,200       -       1,822            -                       -           -          1,822
Net income                                 -       -           -            -   1,209,989           -           -      1,209,989
                                   ---------   -----   ---------    ---------   ---------     -------    --------    -----------
Balance, December 31, 1998         2,068,760   1,714   7,233,955    2,395,545   7,209,370     189,935      12,064     17,042,583
                                   ---------   -----   ---------    ---------   ---------     -------    --------    -----------
                                   ---------   -----   ---------    ---------   ---------     -------    --------    -----------


See notes to consolidated financial statements

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEAR ENDED SEPTEMBER 30, 1998 AND
            PERIOD FROM SEPTEMBER 19, 1996 TO SEPTEMBER 30, 1997 AND
        FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997 (UNAUDITED)


                                                                                             THREE MONTHS ENDED DECEMBER 31
                                                                                        -----------------------------------------
                                                                 1998           1997        1998          1998           1997
                                                              -----------    ---------  ----------     ----------     -----------
                                                                 RMB             RMB         US$           RMB           RMB
                                                                                        (Unaudited)   (Unaudited)     (Unaudited)
OPERATING ACTIVITIES
Net income                                                    4,006,551      2,182,765     146,134      1,209,989        968,205
Adjustments to reconcile net income to
net cash (used in) provided by operating
activities:
   Provision for doubtful accounts                             1,159,200             -           -              -              -
   Amortization of deferred costs                                503,407        48,421      20,961        173,557         17,413
   Depreciation                                                  288,508       150,961      15,000        124,200         54,830
   Loss (gain) on disposal of fixed assets                        17,959             -           -              -      (109,652)
   Minority interest in net income                               185,547        26,264       5,973         49,456         21,304
   (Increase) decrease in accounts receivable                (50,952,733)   (5,199,434)  2,015,152     16,685,460     (5,603,697)
   (Increase) decrease in other receivables,
      deposits and prepayments                                  (281,172)   (1,486,227)   (292,285)    (2,420,120)       253,063
   (Increase) in inventories                                    (281,272)     (830,409) (1,208,639)   (10,007,531)    (3,055,585)
   (Increase) decrease in amounts due from related parties       424,093    (1,164,772)     89,454        740,679      1,164,772
   (Decrease) increase in accounts payable                    42,120,691     6,026,126  (1,097,246)    (9,085,197)     1,168,258
   Increase in other payables and accruals                       774,784       230,846     488,957      4,048,564      4,318,666
   (Increase) decrease in deposits received                     (891,541)    1,225,564           -              -              -
   (Decrease) increase in amounts due to related parties       2,362,872       241,006           -              -       (241,006)
                                                              ----------    -----------  ---------   ------------     ----------
   Net cash (used in) provided by operating activities          (563,106)     1,451,111    183,461      1,519,057     (1,043,429)
                                                              ----------    -----------  ---------   ------------     ----------

INVESTING ACTIVITIES
   Deferred costs                                               (181,746)     (348,331)          -              -              -
   Sales proceeds on disposal of fixed assets                     50,094             -           -              -              -
   Additions to property, plant and equipment                 (1,139,220)   (2,329,818)   (178,361)    (1,476,829)      (442,359)
   Additions to construction in progress                      (2,124,491)     (939,465)    (58,872)      (487,460)      (306,203)
   Acquisition of minority interest                             (724,873)            -           -              -              -
                                                              ----------    -----------  ---------   ------------     ----------
   Net cash used in investing activities                      (4,120,236)    (3,617,614)  (237,233)    (1,964,289)      (748,562)
                                                              ----------    -----------  ---------   ------------     ----------

FINANCING ACTIVITIES
   Minority interest capital contributions                       488,744       907,281           -              -              -
   Proceeds from issuance of shares                            3,988,608     3,640,484         220          1,822              -
                                                              ----------    -----------  ---------   ------------     ----------

Net cash provided by financing activities                      4,477,352     4,547,765         220          1,822              -
                                                              ----------    -----------  ---------   ------------     ----------

Net (decrease) increase in cash and cash equivalents            (205,990)    2,381,262     (53,552)      (443,410)    (1,791,991)

Cash and cash equivalents at beginning of period               2,381,262             -     264,887      2,193,264      2,381,262
Effect of exchange rate changes on cash                           17,992                         -              -              -
                                                              ----------    -----------  ---------   ------------     ----------

Cash and cash equivalents at end of period                     2,193,264      2,381,262    211,335      1,749,854        589,271
                                                              ----------    -----------  ---------   ------------     ----------
                                                              ----------    -----------  ---------   ------------     ----------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES:
 Stock options issued to shareholders for loan
 fees (Note 8)                                                1,998,105
                                                              ---------
                                                              ---------


See notes to consolidated financial statements

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

         (a) AgroCan Corporation ("The Company") was incorporated on December 8, 1997 in the State of Delaware, and currently has a wholly owned subsidiary AgroCan (China) Inc., which has two wholly owned subsidiaries, Guangxi Linmao Fertilizer Company Limited and Jiangxi Jiali Chemical Industry Company Limited.

         (b) The Company was incorporated with authorized share capital of 25,000,000 shares of common stock with a par value of US$0.0001 per share and 10,000,000 shares of preferred stock with a par value of US$0.0001 per share. The shares of preferred stock may be issued in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the board of directors may from time to time determine including the rights, if any, of the holders thereof with respect to voting, dividends, redemption, liquidation and conversion. As of December 31, 1998, no shares of preferred stock had been issued.

         (c) On November 3, 1996, AgroCan (China) Inc. entered into a joint venture agreement with FuZhou Grain And Oil Industry Corp., a state majority owned enterprise in the People's Republic of China ("PRC"), for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Jiali Compound Fertilizer Company Limited, in the PRC. The Company's share in the equity interest in this company as of September 30, 1997 was 55%. On April 5, 1998, the Company acquired the remaining 45% interest. On the same date, the subsidiary changed its name to Jiangxi Jiali Chemical Industry Company Limited ("Jiangxi Jiali"). Jiangxi Jiali is engaged in the manufacture and trading of compound fertilizers with production commencing on May 1, 1998.

         (d) On October 8, 1996, AgroCan (China) Inc. entered into a joint venture agreement with another state majority owned enterprise in the PRC, Nanchang Organic Fertilizer Factory ("Nanchang") for the establishment of a Sino-Foreign Equity Joint Venture, Jiangxi Fenglin Chemical Industry Company Limited ("Jiangxi Fenglin") in the PRC. AgroCan (China) Inc.'s share in the equity interest of Jiangxi Fenglin is 70%. The joint venture has a term of 30 years from November 28, 1996, the date of incorporation.

                  Under the terms of the joint venture agreement, Nanchang and AgroCan (China) Inc. are required to contribute capital of RMB840,000 and RMB1,960,000 respectively in the form of cash and business assets relating to the manufacture and retailing of compound fertilizers to the joint venture. As of September 30, 1998, capital contributions totalling RMB674,895 (1997:
                  RMB180,214) and RMB2,090,642 (1997: RMB995,223) have been made by Nanchang and AgroCan (China) Inc. respectively.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


1.       ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (e) Guangxi Linmao Compound Fertilizer Company Limited was formed September 19, 1996, and became a wholly owned subsidiary of AgroCan (China) Inc. It changed its name to Guangxi Linmao Fertilizer Company Limited ("Guangxi") on December 25, 1997. Guangxi is engaged in the manufacture and trading of compound fertilizers.

         (f) Effective December 31, 1997, the Company issued 1,598,646 shares of common stock at US$0.0001 par value to the shareholders of AgroCan (China) Inc. in exchange for their interest in AgroCan (China) Inc. and its three subsidiaries in the PRC. Prior to the exchange, the Company had no substantial operations and, under generally accepted accounting principles; the transaction was accounted for as a recapitalization, as the shareholders of AgroCan (China) Inc. acquired all of the stock of the Company. Accordingly, there was no revaluation of assets or liabilities for financial statement accounting purposes. The transaction resulted in the following subsidiaries:


                                 COUNTRY OF       PERCENTAGE
                               INCORPORATION       OF EQUITY
NAME OF COMPANY                AND OPERATION     INTEREST HELD    PRINCIPAL ACTIVITY
---------------                -------------     -------------    ------------------
AgroCan (China) Inc.         The British Virgin       100       Investment holding
                                  Islands

Guangxi Linmao Fertilizer       The People's          100       Manufacturer and trading
Company Limited              Republic of China                  of compound fertilizers

Jiangxi Jiali                   The People's          100       Manufacturer and trading
Chemical Industry              Republic of China                  of compound fertilizers
Company Limited

Jiangxi Fenglin Chemical        The People's           70       Manufacturer and trading
Industry Company Limited     Republic of China                  of compound fertilizers


         (g) For financial reporting purposes, the consolidated financial statements reflect the above-mentioned reorganization similar to a pooling of interests, with assets and liabilities recorded at historical cost. Because the transaction has been accounted for as a reverse acquisition, the shares issued by the Company have been reflected in the financial statements giving retroactive effect as if the Company had been the parent company from inception. The consolidated financial statements incorporate the results of operations and assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.       ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (h) Pursuant to a board of directors' resolution of February 6, 1998, the Company approved a two for one stock split, whereby the outstanding shares of the common stock issued and outstanding were converted to 1,598,646 shares of common stock. All references to shares of common stock in the financial statements have been restated to reflect the two for one stock split.

         (i) Effective March 26, 1998, the Company issued 47,914 shares of common stock to a third party for consideration of US$31,000 (RMB256,680).

         (j) During the period ended September 30, 1998, the Company authorized a $US750,000 (RMB6,210,000) private placement, consisting of 375,000 units at US$2.00 (RMB16.56) per unit, with each unit containing one share of common stock and 1/10th of a two year warrant to purchase shares of common stock at US$0.10 (RMB0.828) per share. In connection with the private placement, the Company also issued 150,000 two-year warrants to purchase common stock at US$0.10 (RMB0.828) per share to its financial advisors.

                  In August 1998, 250,000 units consisting of 250,000 shares of common stock and 25,000 two-year warrants expiring in August, 2000 were issued pursuant to the above private placement for consideration of US$450,716 (RMB3,731,928), net of offering costs. Each warrant entitles the holder upon exercise to receive from the Company one share of common stock for a purchase price of US$0.10 (RMB0.828) per share.

                  Also in August 1998, the Company issued 20,000 shares of common stock, two-year warrants to purchase 125,000 shares of common stock at US$0.10 (RMB0.828) per share and two-year warrants to purchase 150,000 shares of common stock at US$1.50 (RMB12.42) per share to a consultant for services rendered in connection with the private placement.

                  In addition, the Company issued two-year warrants to another consultant to purchase 25,000 shares of common stock at US$0.10 (RMB0.828) per share for services rendered in connection with the private placement.

         (k) Pursuant to a board of directors' resolution of August 25, 1998, the Company issued 150,000 shares of the Company's common stock to its financial advisor for services rendered in connection with the private placement.

         (l) The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and are presented in Chinese Renminbi ("RMB"), the national currency of the PRC (note 2(e)).

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.       ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         (m) The consolidated balance sheets as of December 31, 1998 and 1997, the consolidated statements of income and cash flows for the three months ended December 31, 1998 and 1997, and the consolidated statements of shareholders' equity for the three months ended December 31, 1998 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made.

2.       PRINCIPAL ACCOUNTING POLICIES

         (a) The consolidated financial statements include the accounts of the Company and it's wholly and majority owned subsidiaries. Material intercompany accounts have been eliminated on consolidation.

         (b)      Cash and cash equivalents

                  For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

         (c)      Property, plant and equipment

                  Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight line method, at the following annual rates:

                           Land use rights               5%
                           Buildings                     4.5%
                           Furniture and equipment       18% - 33 1/3%
                           Machinery                     9% - 20%
                           Motor vehicles                18%

                  Repairs and maintenance costs are expensed as incurred.

                  Management assesses the carrying value of its long-lived assets for impairment when circumstances warrant such a review. Management considers projected future operating results, cash flows, trends and other circumstances in its assessment. Based on its review, management does not believe that any impairment has occurred as of September 30, 1998 (or December 31, 1998, unaudited).

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

         (d)      Inventories

                  Inventories are valued at the lower of cost or net realizable value. Cost includes the cost of raw materials computed using the first-in, first-out method and, in the case of work in progress and finished goods, direct labor and an appropriate proportion of production overhead. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or management estimates based on prevailing market conditions.

                  Inventory is comprised of the following:




                           SEPTEMBER 30,                  DECEMBER 31,
                   ------------------------        -------------------------
                     1998           1997              1998           1997
                   ----------     ---------        ----------    -----------
                      RMB            RMB               RMB            RMB
                                                   (Unaudited)   (Unaudited)
Raw materials        858,379        830,409         7,176,914      3,274,078
Finished goods       253,302              -         3,942,298        611,916
                   ---------        -------        ----------      ---------
                   1,111,681        830,409        11,119,212      3,885,994
                   ---------        -------        ----------      ---------
                   ---------        -------        ----------      ---------


         (e)      Translation of foreign currencies

                  Transactions and monetary assets and liabilities denominated in currencies other than RMB are translated into RMB at the respective applicable rates of exchange quoted by the People's Bank of China (the "Exchange Rate"). Monetary assets and liabilites denominated in other currencies are translated into RMB at the applicable Exchange Rate at the respective balance sheet dates. The resulting exchange gains or losses are credited or charged to the consolidated statements of income. Currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in shareholders' equity.

                  The translation of amounts from RMB into US$ for the convenience of the reader has been made at the rate of exchange quoted by the People's Bank of China on the respective balance sheet dates of US$1.00 equal RMB8.28, and accordingly, differs from the underlying foreign currency amounts. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on the respective balance sheet dates or at any other date.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

         (f)      Operating leases

                  Leases where substantially all the risks and rewards of ownership of assets remain with the lessors are accounted for as operating leases. Rentals under operating leases are charged to expense over the lease term.

         (g)      Construction in progress

                  Construction in progress represents the accumulated costs of factories under construction, which comprise all expenditures for land use rights and other direct costs attributable to construction, including the cost of financing. Construction in progress also includes the cost of machinery under development and construction for production.

                  No charge for depreciation is made until assets are placed in service.

         (h)      Deferred costs

                  Expenses incurred in organization of the Company are deferred and amortized by equal installments over five years.

         (i)      Revenue recognition

                  Revenue from sale of goods by the Company, its subsidiaries and the joint venture is recognized on the delivery of the goods to customers.

         (j)      Income taxes

                  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

         (k)      Use of estimates in the preparation of financial statements

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from these estimates.

         (l)      Offering costs

                  Costs incurred by the Company for its private placement offerings of shares of common stock were charged to capital in excess of par value at the completion of the offerings.

         (m)      Staff welfare reserve

                  PRC rules and regulations governing joint ventures and enterprises require allocation of a portion of annual net income, if any, to a welfare reserve fund. The amounts to be reserved are stipulated by PRC laws and regulations. The reserve cannot be used for purposes other than those for which it is created and is not distributable as cash dividends.

         (n)      Stock-based compensation

                  Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or service from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

         (o)      Earnings per share

                  The Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128") during 1997. This statement requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the EPS computations. Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for all periods presented. The basic and diluted weighted average common shares outstanding are as follows:


                                                                             THREE MONTHS ENDED
                                                   PERIOD FROM                  DECEMBER 31,
                            YEAR ENDED          SEPTEMBER 19, 1996       --------------------------
                        SEPTEMBER 30, 1998     TO SEPTEMBER 30, 1997        1998          1997
                        ------------------     ---------------------     -----------    -----------
                                                                         (Unaudited)    (Unaudited)
Weighted average
outstanding common
shares used for
basic EPS                   1,666,032               1,598,646             2,067,648      1,598,684

Plus incremental
common shares from
assumed issuance
of stock options
and warrants                  105,169                       -               324,350              -
                            ---------               ---------             ---------      ---------

Weighted average
outstanding common
shares used for
diluted EPS                  1,771,201              1,598,646             2,391,998      1,598,684
                            ---------               ---------             ---------      ---------
                            ---------               ---------             ---------      ---------


            (p)   Recent Accounting Pronouncements

                  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustment. Adoption of SFAS No. 130 is not expected to have a material effect on the Company's financial statement presentation and disclosures.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.       PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

         (p)      Recent Accounting Pronouncements (continued)

                  In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company's results of operations and financial position will not be affected by implementation of SFAS No. 131 as it operates in only one segment, fertilizer manufacturing. The Company is evaluating the effect that adoption of SFAS No. 131 will have on its financial statement disclosures.

                  In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position will not be affected by implementation of SFAS No. 132.

                  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company currently does not have any derivative instruments nor is it engaged in hedging activities, thus the Company does not believe implementation of SFAS No. 133 will have a material impact on its financial statement presentation or disclosures.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------



         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.       TAXATION

         The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiary is not liable for income taxes. The Company's PRC subsidiaries include two wholly owned subsidiaries and a 70% held Sino-Foreign Equity Joint Venture. The PRC subsidiaries are subject to income taxes at an effective rate of 33% (30% Chinese national income tax plus 3% Chinese state income tax). Pursuant to the approval of the relevant PRC tax authorities, the subsidiaries have been granted a "tax holiday", where by the subsidiaries are fully exempted from PRC income taxes for two years starting from the date profits are first made, followed by a 50% exemption for the next three years. The first year of full income tax exemption is for the 1998 calendar year. Losses incurred by joint ventures may be carried forward for five years. Deferred tax assets and liabilities are not considered material at September 30, 1998 and 1997. The reconciliation between the effective tax rate and the statutory United States federal income tax rate is as follows:




                                                                                                        Three months ended
                                                                                Period from                December 31,
                                                       Year ended            September 19, 1996            -------------
                                                    September 30,1998      to September 30, 1997          1998        1997
                                                    -----------------      ---------------------          ----        ----
                                                                                                     (Unaudited)    (Unaudited)
         Statutory U.S. federal tax rate                       34%                     34%                  34%            34%
         Difference in foreign statutory rates                 (1)                     (1)                  (1)            (1)
         Income tax exemption                                 (33)                    (33)                 (33)           (33)
                                                              ----                    ----                 ----           ----

         Effective tax rate                                     -%                      -%                   -%             -%
                                                              ----                    ----                 ----           ----
                                                              ----                    ----                 ----           ----






         The pro forma effect of the tax holiday on net income and earnings per share is as follows:





                                                                                                Three months ended
                                                                                                   December 31,
                                                                                                   ------------
                                                                1998         1997             1998           1997
                                                                ----         ----             ----           ----
                                                                 RMB          RMB              RMB            RMB
                                                                                           (Unaudited)    (Unaudited)
         Net income                                         2,418,108      1,462,455           810,695        648,697
         Basic earnings per share                                1.49            .91               .41            .41
         Diluted earnings per share                              1.32            .91               .33            .41


-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------




         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.       SIGNIFICANT CONCENTRATIONS

         The Company grants credit, generally on open account to its customers. The Company's customers are all located in the PRC. Approximately 76% of the Company's sales were generated from one customer during the year ended September 30, 1998.

         At September 30, 1998, approximately 98% of accounts receivable were from trade transactions with five customers, of which one customer accounted for approximately 87% of the accounts receivable balance. The Company has obtained agreed upon schedules of payments from two of the Company's largest customers, which in total represent approximately 89% of the September 30, 1998 accounts receivable balance. The payment schedules stipulate that the customers will settle their balances in full within four to six months from September 30, 1998. Both customers have made payments on or before the due dates required by the schedules through November 9, 1998. A general provision of RMB1,159,200 was provided in 1998, which represents approximately 2% of the accounts receivable balance as of September 30, 1998.

5.       PROPERTY, PLANT AND EQUIPMENT






                                                                    September 30,                      December 31,
                                                                    -------------                      ------------
                                                            1998              1997             1998              1997
                                                            ----              ----             ----              ----
                                                             RMB               RMB              RMB               RMB
         Cost:                                                                               (Unaudited)       (Unaudited)

            Land use rights                                430,527           420,508         1,067,408           420,508
            Buildings                                    1,038,453           746,964         1,657,317           995,455
            Plant and machinery                          1,443,005           681,485         1,650,850           875,353
            Furniture and equipment                        229,414           202,992           242,654           202,992
            Motor vehicles                                 250,073           277,869           250,073           277,869
                                                        ----------        ----------        ----------        ----------
         Total cost                                      3,391,472         2,329,818         4,868,302         2,772,177
                                                        ----------        ----------        ----------        ----------
         Accumulated depreciation:
            Land use rights                                 35,563            14,018            48,902             6,964
            Buildings                                       71,961            25,213            90,600            16,328
            Plant and machinery                            180,297            45,995           249,137            41,433
            Furniture and equipment                         67,995            28,227            80,126            15,343
            Motor vehicles                                  74,140            37,508            85,392            16,063
                                                        ----------        ----------        ----------        ----------
                                                           429,956           150,961           554,157            96,131
                                                        ----------        ----------        ----------        ----------
         Net                                             2,961,516         2,178,857         4,314,145         2,676,046
                                                        ==========        ==========        ==========        ==========

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------




         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.       CONSTRUCTION IN PROGRESS




                                                               September 30,                      December 31,
                                                              -------------                      ------------
                                                          1998              1997              1998              1997
                                                          ----             -----              ----              ----
                                                           RMB               RMB               RMB               RMB
                                                                                           (Unaudited)       (Unaudited)
Cost:
   Land use rights                                         636,881           315,377                 -           315,377
   Factories under construction                          2,427,075           547,871         3,551,416           748,843
   Machinery under construction                                  -            76,217                 -           181,448
                                                       -----------         ---------        ----------        ----------

                                                         3,063,956           939,465         3,551,416         1,245,668
                                                       ===========         =========        ==========        ==========





7.       RESEARCH AND DEVELOPMENT

         Research and development cost for the year ended September 30, 1998 and the period ended September 30, 1997 was RMB175,950 and RMB86,667 respectively. Research and development cost for the three months ended December 31, 1998 and December 31, 1997 was RMB60,303 (Unaudited) and RMB20,758 (Unaudited) respectively.

8.       RELATED PARTY TRANSACTIONS

         (a)      Transactions with related parties

                  (i) During 1997, the Company paid various expenses totaling RMB1,164,772 on behalf of affiliated companies. The advances were reduced to RMB740,679 at December 31, 1998. The advances are non-interest bearing and payable on demand

                  (ii) During 1997, the PRC shareholder of Jiangxi Fenglin made advances of RMB140,801 to the joint venture company for the purchase of raw materials. The advances are non-interest bearing, payable on demand and amounted to RMB30,826 at September 30, 1998 (1997: RMB140,801).

                  (iii) The Company paid factory and production facilities rental of RMB105,197 during 1998 (1997: RMB90,111) to the PRC shareholder of Jiangxi Fenglin.

         (b)      Transactions with a director

                  A director has paid various expenses on behalf of a subsidiary. The amount due to the director is non-interest bearing, repayable on demand and amounted to RMB88,439 at September 30, 1998 (1997: RMB100,205).

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------




         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.       RELATED PARTY TRANSACTIONS (CONTINUED)

         (c)      Transactions with shareholders

                  On February 6, 1998, certain shareholders made a loan of RMB2,484,000 to the Company. The loan is repayable at the earlier of three years from May 1, 1998 or sixty days after demand by all and/or individual shareholders. In consideration for the loan, the Company granted to these shareholders options to purchase 754,117 shares of common stock of the Company at an exercise price of US$1.50 (RMB12.42) per share exercisable during a two-year period beginning February 6, 1998. The options have been valued at RMB1,998,105 based upon the fair value of the common stock underlying the options. Of this amount, RMB409,868 has been recognized as an expense during the year ended September 30, 1998 and RMB1,558,236 has been deferred. The deferred amount will be charged to expense through April 2001.

9.          LEASE COMMITMENTS

            The Company leases land, buildings and other equipment under various contracts. Rental expense for the year ended September 30, 1998 and the period ended September 30, 1997 was RMB105,197 and RMB90,111, respectively. Rental expense for the three months ended December 31, 1998 and December 31, 1997 was RMB45,085 (Unaudited) and RMB26,297 (Unaudited), respectively. The future total minimum rental payments required under operating leases that have remaining non-cancellable lease terms in excess of one year at September 30, 1998 are as follows:





                                                                                                                 RMB
                  Year ending September 30,                                  1999                              180,338
                                                                             2000                              180,338
                                                                             2001                              180,338
                                                                                                            ----------
                                                                                                               541,014
                                                                                                            ----------
                                                                                                            ----------




10.      WARRANTS AND OPTIONS

         The Company adopted a stock option plan (the "Plan") as of February 6, 1998. The Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to officers, directors, key employees, and consultants of the Company and its affiliates. An aggregate of 250,000 shares of common stock has been reserved for issuance upon exercise of the options granted under the Plan. Pursuant to the Plan, the exercise price shall in no event be less than the fair market value of the shares of common stock at the date of grant. As of September 30, 1998, no stock options have been granted under the Plan.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------





         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.      WARRANTS AND OPTIONS (CONTINUED)

         The following is a summary of the status of the Company's stock options and warrants issued in 1998 in transactions with parties other than employees:






                                        Options (Note 8)                                 Warrants (Note 1)
                                   -------------------------               -----------------------------------------------
                                                    Exercise                            Exercise                  Exercise
                                    Shares           Price                  Shares       Price          Shares      Price
                                    ------          --------                ------      --------        ------      -----
                                                       US$                                 US$                       US$
         Outstanding at
         beginning of year                  -              -                       -           -              -        -
         Granted                      754,117           1.50                 275,000        1.50        200,000     0.10
         Exercised                          -              -                       -           -              -        -
         Forfeited                          -              -                       -           -              -        -
                                      -------           ----                 -------        ----        -------     ----
         Outstanding at end
         of year                      754,117           1.50                 275,000        1.50        200,000     0.10
                                      -------           ----                 -------        ----        -------     ----
                                      -------           ----                 -------        ----        -------     ----




         There were no issued or outstanding stock options or warrants as of September 30, 1997.

11.      RISK CONSIDERATIONS

         As a majority of the Company's operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with investments in equity securities of North American and Western European companies. The Company's operations may be adversely affected by significant political, economic and social uncertainties in the PRC.

         Although the PRC government has been pursuing economic reform policies for the past several years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social, or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

         The Company expects that substantially all of its revenues will be denominated in RMB. A portion of such revenues will need to be converted into other currencies to meet foreign currency obligations such as payment of any dividends declared. Both the conversion of RMB into foreign currencies and their remittance of foreign currencies abroad require the PRC government's approval.

-------------------------------------------------------------------------------
                           AGROCAN CORPORATION
-------------------------------------------------------------------------------




         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.      RESTATEMENT OF 1998 FINANCIAL STATEMENTS

         Subsequent to the original issue of the Company's 1998 financial statements, management determined that options issued to a consultant were issued in connection with the Company's private placement discussed in Note 1(j) instead of for other consulting services. In addition, the Company discovered certain clerical errors in computing the 1998 average outstanding shares of common stock. The effects of correcting these items was to increase 1998 net income by RMB397,400 and to increase basic and diluted earnings per share by RMB0.16 and RMB0.25, respectively, from what was originally reported.

                                      PART III



Exhibit Number      Title
      3.1           Certificate of Incorporation as filed with the Delaware
                    Secretary of State with amendment.*
      3.2           Bylaws*
     10.1           Agreement with Nanchang Organic Fertilizer Factory for the establishment of Jiangxi Fenglin Chemical Industry Company
                    Limited*
     10.2           Lease Agreement for Hong Kong office*
     10.3           Land Lease Agreement for Guangxi Linmao*
     10.4           Lease Agreement for Jiangxi Fenglin*
     10.5           Land Lease Agreement for Jiangxi Jiali*
     21.1           Subsidiaries of the Registrant*
     27.1           Financial Data Schedule for the year ended September 30,
                    1998 and the three months ended December 31, 1998*

        *           Previously filed.


                                      SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AGROCAN CORPORATION


Dated:  December 22, 1999                  By: /s/ Lawrence Hon
                                           --------------------
                                               Lawrence Hon
                                               President/Chief Executive Officer